UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:August 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - July 2017

Mumbai, August 3, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for July 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		JULY 2016	JULY 2017	JULY 2016	JULY 2017	JULY 2016	JULY 2017
Micro	NANO	696	167	701	260	2	25
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	12752	10514	11508	11865	119	96
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	69	0
UV1	SUMO	954	760	806	768	106	25
UV2	SAFARI, SUMO GRANDE, MOVUS	533	410	532	476	21	4
UV3	ARIA, HEXA	0	1056	0	1564	0	0
V1	VENTURE	29	0	31	0	0	0
V2	ACE MAGIC, MAGIC IRIS	2347	1060	2178	1860	22	15
N1- A1	ACE, ACE EX, ACE Zip	8083	9321	5760	6768	1493	742
N1- A2	Super ACE, TATA207, XENON, Winger DV	3625	4821	2744	4608	1082	685
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	245	151	76	144	50	0
M2- A2	Winger 14 seats, SFC407, CityRide	190	260	254	208	46	10
N2- A1	SFC407, LPT407	1158	1134	1197	1593	110	215
N2- A2	SFC709, LPT709	1162	922	264	425	107	81
N2- A3	LPT9109	706	642	393	462	146	68
N2- A4	LPT1109	652	355	772	913	103	163
M3- A2	LP709, SFC410, LP410	786	776	1040	892	385	91
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	226	516	608	622	84	30
M3- C2	LPO1512, LPO1612, Starbus, Divo	734	526	1046	707	353	297
N3- A1	LPT1613, LPK1616, SK1613	3720	2477	1605	1211	697	698
N3- B1(a)	LPT2518, LPK2518	3482	1602	2486	1753	253	115
N3- B1(b)	LPT3118	2113	3294	2126	3055	63	5
N3- B2(b)	LPS3518. LPS3015, LPS3516	360	470	413	328	0	15
N3-B2(d)	LPS4018, LPS4023	1146	1224	1227	1205	60	45
N3- B2(e)	LPS4928	228	1096	22	1088	0	16

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.